UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022.

Commission File Number 001-38755

Suzano S.A.

(Exact name of registrant as specified in its charter)

SUZANO INC.

(Translation of Registrant’s Name into English)

Av. Professor Magalhaes Neto, 1,752

10th Floor, Rooms 1010 and 1011

Salvador, Brazil 41 810-012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

OPINION OF THE FISCAL COUNCIL

Dear Shareholders,

The members of the Fiscal Council of Suzano S.A. (“Company”), at a meeting held on February 8, 2022, in exercise of its legal and statutory attributions, examined the Management Report and the Individual and Consolidated financial statements of the Company and their respective Explanatory Notes, all related to the year ended December 31, 2021, accompanied by the report by PricewaterhouseCoopers Auditores Independentes Ltda., issued without qualifications, and having found these documents in accordance with applicable legal requirements, opined in favor of its approval by the General Meeting.

São Paulo, February 9, 2022.

Rubens Barletta

Member

Luiz Augusto Marques Paes

Member

Eraldo Soares Peçanha

Member

SUMMARIZED ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE (“CAE”)

About the Committee

The CAE of Suzano S.A. is a statutory body set up in permanent operation established in April 2019, according to the best practices of corporate governance.

The CAE is composed of 4 (four) members with a 2 (two) year term, the last (re)election being held on May 12, 2021, that is, all members have a term valid until May 12, 2023. All members are independent, and 2 (two) of them are also member of the Board of Directors of Suzano S.A. Among the CAE members, Ms. Ana Paula Pessoa, acts as coordinator and Mr. Carlos Biedermann, as financial specialist.

In accordance with its Internal Regulations, the CAE is responsible to ensure (i) the quality and integrity of the financial statements of Suzano S.A. (ii) compliance with legal and regulatory requirements (iii) the performance, independence and quality of the work of the independent audit companies and the internal audit and (iv) quality and effectiveness of the internal control system and risk management. CAE's assessments are based on information received from management, independent auditors, internal auditors, those responsible for risk management and internal controls, managers of the complaint and ombudsman channels and in their own analysis resulting from direct observation.

PricewaterhouseCoopers Auditores Independentes Ltda. is the company responsible for auditing the financial statements in accordance with standards issued by the Federal Accounting Council (“CFC”) and certain specific requirements of the Brazilian Securities Exchange Commission (“CVM”). The independent auditors are also responsible for the special review of the quarterly reports (“ITRs”) filed with the CVM. The independent auditors' report reflects the results of their verifications and presents their opinion regarding the reliability of the financial statements for the year in relation to the accounting principles arising from the CFC in accordance with the standards issued by the International Accounting Standard Board (“IASB”), CVM rules and Brazilian corporate law. For the year ended December 31, 2021, the independent auditors issued a report said on February 9, 2022, without qualifications.

The internal audit work is performed by its own team. CAE is responsible for hiring and approval the internal audit plan, that implementation is monitored and guided by the Internal Audit Officer, directly linked to the Board of Directors. Furthermore, CAE develops its activities widely and independent manner, observing, mainly, the coverage of areas, processes and activities that present the most sensitive risks to the operation and the most significant impacts in the implementation of the Company's strategy.

Issues discussed by the CAE

The CAE met 9 (nine) times from January 2021 to February 2022. Among the activities performed during the year, it highlights the following:

(i)	individual meetings with Internal Audit and External Audit to monitor the main issues related to the work of the current year, maintaining independence and reinforcing the transparency of the process;

(ii)	individual agendas with the CEO and CFO for alignment and monitoring of strategic issues for the committee;

(iii)	approval and monitoring of the Annual Work Program of Internal Audit and its implementation;

(iv)	knowledge of the points of attention and the resulting recommendations of the Internal Audit, as well as follow up on the remedial measures taken by Management;

(v)	monitoring of the internal control system as to its effectiveness and improvement processes, monitoring of fraud risks based on the manifestations and meetings with the Internal Auditors and the Independent Auditors, with the Internal Controls, Compliance and Ombudsman area;

(vi)	analysis of the Internal Controls certification process (Sarbanes-Oxley SOX) with Administrators and Independent Auditors;

(vii)	analysis, approval and monitoring of the Annual Work Program of the Independent Auditors and its timely implementation;

(viii)	monitoring the process of preparing and reviewing Suzano's financial statements, the Management Report and the Earnings Release, through meetings with the Management and the Independent Auditors to discuss the ITRs and the financial statements for the year ended December 31, 2021;

(ix)	monitoring the contract renewal process with PricewaterhouseCoopers Auditores Independentes Ltda. for the external audit work until 2026 and its rotation plan for its partners and managers in accordance with current legislation and ensuring that there is no loss of knowledge;

(x)	monitoring of the methodology adopted for risk management and the results obtained, according to the work presented and developed by the specialized area and by all managers responsible for the risks under their management.

Deep dive of the main risks monitored by the company with monitoring of the degree of risk and delivery of mitigation plans, in order to ensure the disclosure and monitoring of risks relevant to the Company.

(xi)	monitoring the evolution of the cybersecurity program during 2021;

(xii)	monitoring of the main indicators of the company's financial policies and of the indicators of achievement of the main ESG goals linked to financial contracts.

(xiii)	monitoring of the reporting chancel for complaints open to shareholders, employees, issuers, suppliers and the general public, with Ombudsman's responsibility for receiving and investigating complaints or suspected violations of the Code of Ethics, respecting confidentiality and independence of the process and at the same ensuring the appropriate levels of transparency;

(xiv)	meetings with the current Independent Auditors of the Company, PricewaterhouseCoopers Auditores Independentes Ltda. at several times, to discuss the ITRs submitted for its review and learned about of the audit report, containing the opinion on the financial statements for the year ended December 31, 2021, being satisfied with the information and clarifications provided;

(xv)	follow-up and monitoring of actions taken by the Company in relation to the COVID-19 pandemic; and

(xvi)	attention to transactions with related parties, the criteria used to assess the fair value of biological assets and the criteria adopted in other accounting estimates in order to ensure the quality and transparency of information.

The above issues were submitted to the appreciation and or approval of other management bodies, including the Board, according to the Company's bylaws and internal regulations.

Conclusion

The members of the Company's CAE, in the exercise of their legal attributions and responsibilities, as well as those provided for in the Committee's Internal Rules, proceeded to the examination and analysis of the financial statements, accompanied by the audit report containing an opinion without qualifications from the independent auditors , the Management's annual report and the proposed allocation of the result, all related to the year ended December 31, 2021. Considering the information provided by the Company's Management and the audit examination conducted by PricewaterhouseCoopers Auditores Independentes Ltda., recommend, unanimously, the approval by the Company's Board of Directors of the documents mentioned above.

São Paulo, February 9, 2022.

Ana Paula Pessoa

Coordinator

Carlos Biedermann

Financial Expert

Rodrigo Kede de Freitas Lima

Member

Marcelo Moses de Oliveira Lyrio

Member

STATUTORY AUDIT COMMITTEE OPINION

In the exercising of its legal and statutory attributions and in compliance with the provisions of item IX of article nº. 25 of CVM Instruction 480/09, Suzano’s Statutory Audit Committee has examined the parent company and consolidated financial statements for the year ending December 31, 2021, the Management Report and the report issued without qualifications by PricewaterhouseCoopers Auditores Independentes Ltda.

There were no instances of significant divergences between the Company’s Management, the independent auditors and the Audit Committee with respect to the Company’s financial statements.

Based on the examined documents and the clarifications rendered, the undersigned members of the Statutory Audit Committee are of the opinion that the financial statements in all material respects are fairly presented and should be approved.

São Paulo, February 9, 2022.

Ana Paula Pessoa

Coordinator

Carlos Biedermann

Financial Expert

Rodrigo Kede de Freitas Lima

Member

Marcelo Moses de Oliveira Lyrio

Member

OPINION OF THE EXECUTIVE BOARD ON THE CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

In compliance with the dispositions of sections V and VI of article nº. 25 of CVM Instruction No. 480/09, the executive board of Suzano S.A., states:

(i)	reviewed, discussed and agreed with the Company's consolidated financial statements for the year ended December 31, 2021; and

(ii)	reviewed, discussed and agreed with the opinions expressed in the PricewaterhouseCoopers Auditores Independentes Ltda. report on the Company's consolidated financial statements for the year ended December 31, 2021.

São Paulo, February 9, 2022.

Walter Schalka

Chief Executive Officer

Marcelo Feriozzi Bacci

Executive Officer - Finance and Investor Relations

Aires Galhardo

Executive Officer - Pulp Operation

Carlos Aníbal de Almeida Jr.

Executive Officer - Forestry, Logistics and Procurement

Christian Orglmeister

Executive Officer - New Businesses, Strategy, IT, Digital and Communication

Fernando de Lellis Garcia Bertolucci

Executive Officer - Research and Development

Leonardo Barreto de Araújo Grimaldi

Executive Officer - Commercial Pulp, People & Management